Ard 2-5-02

Mf 1-31-02 **

02005174

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 47167

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
JAN 3 0 2002
WASH. D.C.
316

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 24, 2000 (MM/DD/YY) AND ENDING November 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hull Transaction Services, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1400
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name — *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lorraine Heffernan, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Hull Transaction Services, L.L.C., as o ~~November 30,~~ 192001, are true and correct. I further swear (or affirm) that neither the compar nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

Signature

Chief Financial Officer

Title

Hull Transaction Services, L.L.C.

Notary Public

OFFICIAL SEAL
MARY ANN LEBEL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/01/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Member of
Hull Transaction Services, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hull Transaction Services, L.L.C. (the "Company") at November 30, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 21, 2002

Hull Transaction Services, L.L.C.

Statement of Financial Condition

November 30, 2001

(Available for Public Inspection)

Hull Transaction Services, L.L.C.

Statement of Financial Condition
November 30, 2001

ASSETS

Cash	$ 31,007
Securities owned, at market value	10,078
Receivable from clearing broker	11,453,061
Non-marketable securities	1,836,500
Total assets	$ 13,330,646

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased, at market value	$ 102,993
Accounts payable and accrued expenses	142,644
Due to affiliate	1,295
	246,932
Subordinated liabilities	8,000,000
Member's equity	5,083,714
Total liabilities and member's equity	$ 13,330,646

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Hull Transaction Services, L.L.C. (the "Company"), a Delaware limited liability company was a registered broker-dealer with the Securities and Exchange Commission. The Company operated as a market-maker and trader on various securities and futures exchanges. The Company operated on a fiscal year basis which ended on the last Friday in November. The Company's sole and managing member was The Hull Group, L.L.C. (the "Group"). The ultimate parent of the Group was The Goldman Sachs Group, Inc.

Effective December 28, 2001, the Company ceased business, withdrew its broker-dealer registration and dissolved. All of the Company's assets were transferred at carrying value to the Group.

2. Significant Accounting Policies

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. These estimates and assumptions are based on judgement and available information and, consequently, actual results could be materially different from these estimates.

Securities transactions and related expenses were recorded on a trade date basis.

Futures transactions and resulting gains and losses were recorded on the transaction date.

The Company was treated as a partnership for tax purposes. The tax effects of the Company's activities accrued directly to its member.

Interest was recorded using the accrual method. Dividends were recorded on the ex-dividend date.

The Company believes that the carrying value of its financial instruments was a reasonable estimate of their fair value. Assets including cash and receivable from clearing broker were carried at their fair value. Similarly, all of the Company's liabilities were carried at amounts approximating fair value due to their short-term nature.

Financial instruments owned and financial instruments sold, not yet purchased were carried at fair value. Fair value for those instruments was estimated using available market quotations for traded instruments. Market quotations for traded instruments were obtained from major securities exchanges and dealers.

Hull Transaction Services, L.L.C.

Notes to the Statement of Financial Condition, Continued

3. Non-marketable Securities

Non-marketable securities include NASDAQ warrants and joint back office ownership in the clearing broker. These securities were carried at cost, which approximated fair value.

4. Subordinated Liabilities

As of November 30, 2001, the Company had borrowed $8,000,000 from the Group under a subordinated loan agreement. This agreement bore interest at the three month LIBOR rate plus 150 basis points, and matured on December 31, 2002. This subordinated loan was included in the Company's regulatory capital and could be repaid only if, after giving effect to such repayments, the Company met the applicable regulatory capital requirements.

5. Related Party Transactions

Substantially all of the Company's operating expenses, including compensation and occupancy, were paid by the Group. The Group charged the Company on a monthly basis an agreed-upon fee for these expenses. Due to affiliates arose in several ways, including reimbursement of shared trading expenses.

6. Derivative Financial Instruments Held and Issued for Trading Purposes and Other Financial Instruments with Off-Balance Sheet Risk

In its normal course of business, the Company traded financial instruments involving off-balance sheet market risk with other securities broker-dealers, futures commission merchants and commercial banks.

Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Securities sold, not yet purchased, entail an obligation to purchase the securities at a future date. The Company may have incurred a loss if the market value of the securities subsequently increased prior to the purchase of the securities. Futures contracts were executed on an exchange, and cash settlement was made on a daily basis for market movements. The settlement of the aforementioned transactions did not have a material adverse affect on the financial position of the Company.

Hull Transaction Services, L.L.C.

Notes to the Statement of Financial Condition, Continued

As a market-maker and trader on various national financial exchanges, the Company was, in fact, in the business of managing market risk. The Company employed hedged, market-neutral trading strategies and thus, in management's opinion, market risk was substantially diminished when all financial instruments were aggregated.

Credit risk represents the loss that the Company would have incurred if a counterparty failed to perform its contractual obligations to the Company. All derivative financial instruments entered into by the Company were exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acted as the counterparty of specific transactions and, therefore, bore the risk of delivery to and from counterparties.

7. Concentrations of Credit Risk

At November 30, 2001, substantially all of the Company's securities owned, securities sold, not yet purchased and the receivable from the clearing broker were amounts held by or due from its clearing broker. At November 30, 2001, a credit concentration with the clearing broker consisted of approximately $11 million, representing the net market value of the Company's trading accounts and the receivable from the clearing broker. The Company monitored the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

8. Regulatory Matters

The Company was subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which required the maintenance of minimum net capital. The Company had elected to compute its net capital using the alternative method, as permitted by Rule 15c3-1, which required that the Company maintained minimum net capital of $250,000. Pursuant to the Company's registration as a securities dealer, certain of its net capital requirements were assumed by its clearing broker. At November 30, 2001, the Company had net capital of $11,231,490 which was $10,981,490 in excess of its minimum net capital requirement.